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                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                       Palo Alto, California  94304-1050


                               November 30, 1999


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549


Attn:  James M. Daly, Esq.
       Jae K. Kim, Esq.

       Re:  Andromedia, Inc. (the "Company")
            Form S-1 Registration Statement (File No. 333-85905)
            (the "Registration Statement")

Gentlemen:

     On behalf of the Company and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), we hereby respectfully request that the Securities and Exchange Commission ("Commission") grant an Order of immediate withdrawal of the Registration Statement and all exhibits and amendments thereto filed with the Commission under the Act. The Registration Statement was originally filed with the Commission on August 25, 1999. No securities have been sold under the Registration Statement.

     The Company has entered into an Agreement and Plan of Reorganization, dated as of October 6, 1999, with Macromedia, Inc., a Delaware corporation ("Macromedia") and Peak Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Macromedia (the "Merger"). As a result of the proposed Merger, the Company does not currently intend to proceed with a public offering of its Common Stock.

     Accordingly, we hereby request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send a copy of the Order via facsimile to the attention of Christine Wong at
(650) 461-5375 and send a copy via U.S. Mail to Christine Wong, 650 Page Mill Road, Palo Alto, California 94304-1050.
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November 30, 1999
Page 2


     Please direct any comments or questions regarding the above matter to the undersigned at (650) 565-3896.

                                    Very truly yours,

                                    WILSON SONSINI GOODRICH & ROSATI
                                    Professional Corporation

                                    /s/ Christine Wong

                                    Christine Wong

cc:  Mr. Stephen F. Ghiglieri
     Mr. Steve L. Camahort